SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 15, 2018

GlaxoSmithKline plc GlaxoSmithKline Capital plc	GlaxoSmithKline Capital Inc.
(Name of registrant)	(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS	1105 North Market Street, Suite 1300, Wilmington, Delaware 19801
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-223982, 333-223982-01 AND 333-223982-02) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL PLC AND GLAXOSMITHKLINE CAPITAL INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc. hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-223982, 333-223982-01, 333-223982-02).

Exhibit No.	Description of Document

4.1	Second Supplemental Indenture, dated as of May 15, 2018, among GlaxoSmithKline Capital plc, GlaxoSmithKline plc and Deutsche Bank Trust Company Americas.

4.2	Third Supplemental Indenture, dated as of May 15, 2018, among GlaxoSmithKline Capital Inc., GlaxoSmithKline plc and Deutsche Bank Trust Company Americas.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

GlaxoSmithKline Capital plc and

GlaxoSmithKline Capital Inc.

(Registrants)

Date: May 15, 2018

	By:	/s/ Victoria Whyte
Victoria Whyte
Authorised Signatory for and on behalf of
GlaxoSmithKline plc
GlaxoSmithKline Capital plc and
GlaxoSmithKline Capital Inc.